JPMorgan Distribution Services, Inc.

(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2025

Available for Public Inspection

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52700

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JPMorgan Distribution Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Polaris Parkway
(No. and Street)

Columbus	OH	43240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael R. Machulski	614-248-4815	michael.r.machulski@jpmorgan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

12/2011	BD104234
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Machulski_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JPMorgan Distribution Services, Inc._____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director

_____
Notary Public

Michael A. Baker
Notary Public, State of Ohio
My Commission Expires 01-13-2031

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JPMorgan Distribution Services, Inc.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of JPMorgan Distribution Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of JPMorgan Distribution Services, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2026

We have served as the Company's auditor since 2004

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2025

Assets	
Cash and cash equivalents	$ 240,953,228
Receivable from funds and affiliates	153,965,290
Deferred commissions (net of accumulated amortization of $8,963,221)	6,195,126
Intangible assets	31,200,000
Goodwill	194,033,830
Current income taxes, net	513,102
Deferred tax asset, net	643,448
Other assets	326,334
Total assets	**$ 627,830,358**
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 61,492,258
Accrued employee compensation and benefits	640,463
Accounts payable, accrued expenses and other liabilities	83,788,330
Total liabilities	**$ 145,921,051**
Stockholder's equity	
Common stock ($10 par value,100 shares authorized, issued and outstanding)	1,000
Additional paid in capital	385,082,522
Retained earnings	96,825,785
Total stockholder's equity	**481,909,307**
Total liabilities and stockholder's equity	**$ 627,830,358**

The accompanying notes are an integral part of this consolidated statement of financial condition.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

1. **Organization**

   JPMorgan Distribution Services, Inc. ("the Company") was incorporated on October 25, 1999 under the laws of Delaware as an indirect, wholly-owned subsidiary of JPMorgan Chase & Co ("JPMorgan Chase" or the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

   The Company serves as distributor and shareholder servicing agent for the JPMorgan Mutual Fund complexes in JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, and J.P.Morgan Exchange-Traded Fund Trust (collectively, the "Funds"). The Funds are independent of the Company with separate governing bodies. The Company also serves as the distributor of New York's 529 and Nevada's 529 advisor-Guided College Savings Program.

   The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

   The Company is engaged in a single line of business as a distributor and shareholder servicing agent of the Funds. The Company has identified its President, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations are interrelated and constitute a single operating segment. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Commitments and Contingencies
   In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

   Cash Equivalents
   Highly liquid investments with original maturities at the time of purchase of three months or less are considered cash equivalents.

   The Company's cash equivalents of $157,834,881 at December 31, 2025 are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivable from Funds
The receivable from funds is recorded at net realizable value which approximates fair value at December 31, 2025.

Deferred Commissions
The Company pays commissions to broker dealers who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. The Company has deferred the expense associated with these commissions and the expense is amortized over the life of the related fee income. Specifically, the amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to the Company; one year for C shares.

Intangible Assets and Goodwill
Goodwill and intangible assets recorded on the statement of financial condition include goodwill of $194,033,830 and an indefinite-lived intangible associated with mutual fund contracts of $31,200,000. Impairment of goodwill and intangible assets is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized for the year ended 2025.

The goodwill impairment test is performed in two steps. In the first step, the current fair value of the Company is compared with its carrying value. If the fair value is in excess of the carrying value, the Company's goodwill is considered not to be impaired. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the Company's goodwill is determined by comparing the fair value of the Company (as determined in step one) to the fair value of the net assets of the Company, as if the Company were being acquired in a business combination. The resulting implied current fair value of goodwill is then compared with the carrying value of the Company's goodwill. If the carrying value of the goodwill exceeds its implied current fair value, then an impairment charge is recognized for the excess. If the carrying value of goodwill is less than its implied current fair value, then no goodwill impairment is recognized.

Other Assets
Other assets include primarily prepaid items. These assets are amortized over the respective service period.

Financial Instruments-Credit Losses
The Company adheres to the accounting guidance in ASC 326 Financial Instruments - Credit Losses, which established a single allowance framework for all financial assets carried at amortized cost and certain off-balance sheet credit exposures. This framework requires that management's estimate reflects credit losses over the full remaining expected life and considers expected future changes in macroeconomic conditions. The Company has not historically experienced any material credit losses in connection with receivables from third-parties.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPMorgan Chase will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded in the Financial Statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

See Note 6 for a further discussion of income taxes.

Improvements to Income Tax Disclosures
Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received)

Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds.

Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met.

Required effective date: Annual financial statements for the year ending December 31, 2025. Adopted prospectively for the year ended December 31, 2025

3.   **Revenue from Contracts with Customers**

Distributor fees from funds are accrued monthly. Distributor fees are comprised of two revenue streams: 12b-1 fees and Contingent Deferred Sales Charge fees ("CDSC").

12b-1 fees are subject to agreements established pursuant to Rule 12b-1 under the Investment Company Act of 1940 and are determined based on a contractual rate multiplied by the average net assets of the various classes of the Funds. The Company's performance obligation is to provide oversight and facilitation of the distribution of the funds' interests, which may include development of marketing materials, printing and distribution of prospectuses and reports, and ultimately the sale of the funds' interests to investors on behalf of the funds. Multiple factors outside of the Company's

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

control make the amount of 12b-1 fees subject to constraint/uncertainty (namely volatility in the market conditions applicable to the funds and their underlying investments) and are accrued and recognized when the probability of reversal is remote, typically at the end of the related billing period.

CDSC fees are calculated based on the fee structure as outlined in the funds' prospectus and are collected from shareholders of certain fund classes upon the contingent redemption of the fund investor's interest during a contractually specified redemption period (e.g. in the first year after the investor's purchase of the funds' interest). The Company's performance obligation is to arrange for the offer and sale of the funds' interests. CDSC fees are recognized when the uncertainty associated with the variable consideration is resolved upon the redemption of the fund investor's interest within the contractually specified redemption period.

Shareholder servicing fees from funds are also accrued monthly. Shareholder servicing fees are determined based on a contractual rate multiplied by the average net assets of the various classes of the Funds. The Company's performance obligation is to provide ongoing services for shareholders of the funds, such as (i) establishing and maintaining shareholder accounts and records with the funds' transfer agent, (ii) facilitating clearance and settlement of transactions, and (iii) supporting other sales and servicing activity. Multiple factors outside of the Company's control make the amount of shareholder servicing fees subject to constraint/uncertainty (namely volatility in the market conditions applicable to the funds and their underlying investments) and these fees are accrued and recognized when the probability of reversal is remote, typically at the end of the related billing period.

The Company also receives a distribution fee for New York's 529 and Nevada's 529 advisor-Guided College Savings Program and J.P.Morgan Exchange-Traded Funds. The company's performance obligation is to sell the funds' shares to an investor. The company recognizes these distribution fees on the trade execution date when the funds' interest are sold to the investor and the fee amount is determined as the performance obligation is satisfied at the time of each sale. Receivables related to revenues from contracts with customers were $153,965,290 as of December 31, 2025.

4.   **Related Party Transactions**

At December 31, 2025, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $83,118,348 was held at JPMorgan Chase Bank, N.A.

Total payable to affiliates as of December 31, 2025 mainly represents 12b-1 and shareholder servicing fees received from the Funds which are payable to affiliated shareholder servicing agents who sell the Funds' shares.

5.   **Employee Compensation and Benefits**

The Company's employees participate, to the extent they meet eligibility requirements, in various benefit plans sponsored by JPMorgan Chase and its affiliates. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee share-based awards
Certain employees of the Company participate in JPMorgan Chase's long-term share-based incentive plans, which provide for grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. Generally, grant date fair value for RSUs is measured based on the number of units granted multiplied by the stock price at the grant date. The Company separately recognizes compensation expense for each tranche of each award, net of estimated forfeitures, as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, the Company accrues the estimated value of awards expected to be awarded to employees as of the grant date without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest at a rate of 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination based on age and/or service-related requirements, subject to post-employment and other restrictions. All RSU awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. Predominantly all RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSUs are outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase share-based awards to the Company's employees for the year ended December 31, 2025.

(Actuals)

RSUs

Granted	31
Forfeited	0

At December 31, 2025, the Company's employees held 116 unvested RSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Post retirement Employee Benefits
JPMorgan Chase and its affiliates have various defined benefit pension plans and other postretirement employee benefit ("OPEB") plans that provide benefits to the Company's employees that include a qualified noncontributory U.S. defined benefit pension plan sponsored by JPMorgan Chase Bank, National Association (the "Plan"), and a U.S. defined contribution plan. JPMorgan Chase has frozen the Plan which was overfunded as of December 31, 2025. Interest credits on the U.S. defined benefit pension plan continue to accrue for participants in the Plan. JPMorgan Chase makes certain contributions to the U.S. defined contribution plan on behalf of eligible employees.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

In addition, postretirement medical and life insurance benefits are offered to certain retirees, and postretirement medical benefits are offered to qualifying U.S. employees, through JPMorgan Chase's U.S. OPEB plans, which have been prefunded by JPMorgan Chase. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution expense and OPEB expense for the Company is determined based upon employee participation in these plans and are recorded through an intercompany charge, which is settled in cash monthly.

6. **Income Taxes**

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2025, the Company had a net deferred tax asset of $643,448.

At December 31, 2025, the Company had a current income tax receivable of $ 513,102 included in the Statement of Financial Condition.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service and by many state and local jurisdictions throughout the U.S. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2025.

December 31, 2025	Periods under examination	Status
JPMorgan Chase - U.S.	2011 - 2013	Field examination of amended returns; certain matters at Appellate level
JPMorgan Chase - U.S.	2014 - 2020	Field examination of original and amended returns; certain matters at Appellate level
JPMorgan Chase - New York City	2015 - 2018	Field examination
JPMorgan Chase - New York State	2015 - 2018	Field examination

7. **Net Capital Requirements and Exemptive Provision under Rule 15c3-3**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $91,875,480 which was $82,147,405 in excess of its required net capital of $9,728,075.

The Company has no possession or control obligations under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities pursuant to Footnote 74 of SEA Release No. 70073.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2025

8. **Subsequent Events**

Management of the Company has evaluated the impact of subsequent events through February 26, 2026, which is the date the financial statements were issued, and has determined that no additional items require disclosure outside of the item below.

On January 30, 2026, the Company paid a dividend to its parent amounting to $12,000,000.